UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number 1-10888

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

1201 Louisiana Street Suite 1800

Houston, Texas 77002

TOTAL S.A.

2, place de la Coupole

La Defense 6

92400 Courbevoie France

Paris France

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of the TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2009 and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas

June 29, 2010

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value	$406,987,046	317,238,819
Participant loans	8,557,677	7,556,442

Total investments	415,544,723	324,795,261

Employer contributions receivable	264,696	29,987
Employee contributions receivable	—	32,420
Due from Trustee for securities sold	1,055,537	771,309

Total assets	416,864,956	325,628,977

Liabilities:
Administrative expenses payable	—	(50,000)

Net assets available for benefits at fair value	416,864,956	325,578,977

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	774,043	1,975,488

Net assets available for benefits	$417,638,999	327,554,465

See accompanying notes to financial statements.

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Contributions:
Employee	$16,610,994	16,212,022
Employer	10,651,126	9,879,623
Rollovers	1,739,182	2,099,683

Total contributions	29,001,302	28,191,328

Investment income (loss):
Interest	564,893	668,699
Dividends	11,458,736	16,374,416
Net appreciation (depreciation) in fair value of TOTAL S.A. ADS	26,044,962	(63,873,846)
Net appreciation (depreciation) in fair value of mutual funds	38,197,976	(76,238,378)
Other income	381,928	—

Total investment income (loss)	76,648,495	(123,069,109)

Payments to participants	(15,356,622)	(28,392,547)
Administrative expenses	(208,641)	(206,033)

Net increase (decrease) in net assets available for benefits	90,084,534	(123,476,361)

Net assets available for benefits:
Beginning of year	327,554,465	451,030,826

End of year	$417,638,999	327,554,465

See accompanying notes to financial statements.

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1) Description of the Plan

(a) General

The TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan, (the Plan) operates for the benefit of certain employees of TOTAL PETROCHEMICALS USA, INC. and other participating employers, hereafter referred to as the “Company” or “employing companies”. The Company is an indirectly wholly-owned subsidiary of TOTAL S.A., a French company whose shares are publicly traded on the New York Stock Exchange.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan is provided for general purposes only. Participants should refer to the Plan document as amended for more complete information.

The Plan is administered by an Administrative Committee (the Committee) appointed by and acting on behalf of the board of directors of the Company. Pursuant to the Plan’s trust agreement, an independent trustee (the Trustee) maintains custody of the Plan’s assets. Fidelity Management Trust Company serves as the trustee and Fidelity Investments Institutional Operations Company, Inc. serves as the independent record keeper.

The Plan was amended on November 1, 2008 to include Total Petroleum Puerto Rico Corporation (USVI) as an employing company.

Effective January 1, 2009 the Plan was amended to include NUK, Inc. as an employing company.

(b) Eligibility

An employee is eligible to participate in the Plan immediately upon employment. However, no employee may become a participant if the employee is a member of a collective bargaining unit, the recognized representative of which has not agreed to participation in the Plan by members of such unit. NUK, Inc. union employees are immediately eligible to receive Company matching contributions upon their date of hire. All other participants are eligible for Company matching contributions after one year of employment.

(c) Contributions

Participants may elect to contribute up to 30% of their basic compensation on a pretax basis, up to 6% on an after-tax basis, or a combination of pretax and after-tax contributions not exceeding 30% of their basic compensation. For noncollectively bargained employees, “compensation” includes regular base salary or wages, plus bonus payments, overtime, callback pay, accrued vacation and night shift differential. For collectively bargained Total Petrochemicals USA, Inc. employees, “compensation” includes annual base pay only and does not include overtime or incentive payments or any other special forms of pay. For NUK, Inc. collectively bargained employees, compensation includes overtime pay. Eligible employees are automatically deemed to have made a pretax election of 6% unless the employee has affirmatively elected to make no pretax contributions or elected to make pretax contributions in a different amount. A participant may elect to change his or her election

4	(Continued)

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2009 and 2008

under the Plan at any time. Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code) ($5,500 per participant in 2009 and $5,000 per participant in 2008). Eligible participants may also elect to rollover-qualified distributions as defined in the Plan document.

For each eligible participant, the employing company will contribute 100% up to 6% of the participant’s total eligible compensation for the pay period. Participants must contribute a minimum of 3% of pretax contributions before the Company will match after-tax contributions. The Company does not match employee catch-up contributions. Company matching contributions are reduced by participants’ forfeitures.

Noncollectively bargained employees of Atotech USA, Inc. (Atotech) will receive a Company matching contribution equal to 100% up to 4% of the participant’s total eligible compensation for the pay period. Participants must contribute a minimum of 3% of pre-tax contributions before a match will be made on after tax contributions.

Noncollectively bargained employees of Total Lubricants USA, Inc. (Lubricants) will receive a Company matching contribution equal to 115% of pre-tax contributions up to 4% of the participant’s total eligible compensation for the pay period.

Noncollectively bargained employees of USVI will receive a Company matching contribution equal to 100% of pre-tax contributions up to 7% of the participant’s total eligible compensation for the pay period.

Noncollectively bargained employees of NUK, Inc. will receive a Company matching contribution equal to 100% up to 6% of the participant’s total eligible compensation for the pay period.

Collectively bargained employees of NUK, Inc. will receive a Company matching contribution equal to 50% up to 6% of the participant’s total eligible compensation for the pay period.

Participants hired after January 1, 2006 are eligible to receive a noncontributory contribution. The noncontributory contribution replaces the existing defined benefit plan benefits as the defined benefit plan was closed to new participants effective January 1, 2006. Employees are immediately eligible from their date of hire. The amount of the contribution is based on the employee’s years of service with the Company and varies from 5% to 8% of total eligible compensation. NUK, Inc. employees are not eligible for this benefit.

Employee contributions and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code ($16,500 in 2009 and $15,500 in 2008).

Employee contributions, Company matching contributions, and noncontributory contributions are paid to the Trustee in cash.

5	(Continued)

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(d) Vesting Provisions

Participants are vested immediately in all contributions plus actual earnings thereon except noncontributory contributions. A 5-year vesting schedule applied to the Company’s noncontributory contribution during 2006. Effective January 1, 2007, the 2006 noncontributory contributions vesting schedule was changed to a 4-year period. In addition, all subsequent noncontributory contributions are subject to a 3-year vesting period.

(e) Investments

Each participant’s account is credited with his or her contribution, the Company matching contribution, the noncontributory contribution, and an allocation of plan earnings or losses and administrative expenses. Allocations are based on the proportion that each participant’s account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant’s account.

(f) Investment Options

The following investment options are available to participants:

American Beacon Large Cap Value Fund

American Beacon Small Cap Value Fund

American Funds Growth Fund of America

American Funds American Balanced Fund

CALAMOS Growth Fund

Fidelity Capital Appreciation Fund

Fidelity Diversified International Fund

Fidelity Freedom 2010 Fund

Fidelity Freedom 2020 Fund

Fidelity Freedom 2030 Fund

Fidelity Freedom 2040 Fund

Fidelity Freedom 2050 Fund

Fidelity Freedom Income Fund

Fidelity Managed Income Portfolio II

Hotchkis & Wiley Mid Cap Value Fund

Oppenheimer Developing Markets Fund

PIMCO Total Return Fund

Royce Premier Institutional Fund

Royce Value Plus Fund

Third Avenue Real Estate Value Fund

TOTAL S.A. ADS

Vanguard Institutional Index Fund

Vanguard Total Bond Market Institutional

The Fidelity Freedom 2000 Fund was an investment of the Plan at December 31, 2009, however participants are no longer permitted to direct contributions to this fund.

6	(Continued)

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Effective February 15, 2008, the Royce Value Plus Fund was added as an investment option. There were no new investment options added in 2009.

(g) Participant Loans

A participant may borrow from his or her account an amount which, when added to the greater of the total outstanding balance of all other loans to such participant from the Plan or the highest outstanding balance of all such loans for the one-year period ending the day before the date of the loan, does not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Participants must wait 90 days after paying off an existing loan before requesting a new loan of the same type (i.e., general purpose loan or primary residential loan). Any such loan made to a participant shall be evidenced by a promissory note payable to the Plan, shall bear a reasonable rate of interest, shall be secured by the borrowing participant’s vested interest under the Plan and shall be repayable within five years; provided, however, that if such loan is to be used to acquire or construct any dwelling unit which within a reasonable time is to be used as a principal residence of the participant, the Committee may direct the Trustee to make such loan repayable over such period greater than five years. No withdrawal pursuant to any of the withdrawal provisions of the Plan may be made by a participant to whom a loan is outstanding from the Plan unless the Committee is satisfied that such loan will remain nontaxable and fully secured by the withdrawing participant’s vested interest under the Plan following such withdrawal. Interest rates range from 4.25% to 10.50% at December 31, 2009. Loan maturity dates range from January 1, 2010 to May 13, 2025 at December 31, 2009.

(h) Distributions and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. The Plan requires automatic distribution of participant accounts of amounts less than $5,000 upon termination without the participant’s consent. In the event the distribution is greater than $1,000 and the participant has failed to make a distribution election the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the plan administrator. Amounts less than $1,000 will be distributed directly to participants upon termination. An active participant may withdraw after-tax contributions and matching contributions made before 1984 and earnings thereon. At any time, a participant age 59- 1/2 or older may withdraw his or her total account (other than Company noncontributory contributions).

Participants age 50 and older may request an optional form of distribution, systematic withdrawal payments, that allows their entire vested account balance to be paid in substantially equal annual or more frequent installments over a period that does not extend beyond the life expectancy of the participant, spouse or beneficiary. Upon the participant’s death, any unpaid vested balance will be paid to the participant’s spouse or beneficiary.

Forfeited balances will be applied first to one of the following purposes as determined by the committee in its discretion: to pay the expenses of administering the Plan, to reinstate any forfeitures that must be reinstated in accordance with the Plan or to reduce participating employer contributions.

7	(Continued)

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2009 and 2008

At December 31, 2009 and 2008, forfeitures totaled approximately $74,500 and $52,000, respectively.

(i) Plan Termination

Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j) Expenses of Administering the Plan

All external costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, the fees of its counsel, accounting fees, and record keeper fees, are the responsibility of the Plan.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (U.S. GAAP).

Investments held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Certain prior period amounts have been reclassified to conform to the current period presentation.

(b) Valuation of Investments

Investments are reported at fair market value. The TOTAL S.A. American Depositary Shares (ADS) and mutual funds are valued based upon quoted market prices. The Plan’s investment in the Fidelity Managed Income Portfolio II, which is fully benefit-responsive, is presented in the statements of net assets available for benefits at the fair value of units held by the Plan as of December 31, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest. The fair value of the Fidelity Managed Income Portfolio II is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

8	(Continued)

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio II based on the proportionate ownership of the Plan.

As of December 31, 2009, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Effective August 2009, interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio II. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio II or the administration of the Fidelity Managed Income Portfolio II, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the IRC. Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields earned by the Fidelity Managed Income Portfolio II were approximately 2.74% and 3.40% at December 31, 2009 and 2008, respectively. The average yields earned by the Fidelity Managed Income Portfolio II based on the actual interest rates credited to participants were approximately 1.53% and 3.48% at December 31, 2009 and 2008, respectively.

Security transactions are recorded on a trade date basis. Interest is recorded as earned, and dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments includes realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments.

(c) Participant Loans

Participant loans are recorded at amortized cost.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Payment of Benefits

Payments to participants are recorded as the benefits are paid.

9	(Continued)

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(f) Risks and Uncertainties

The Plan provides for investments in TOTAL S.A. ADS, mutual funds, and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan invests, through its investment in the common/collective trust fund, in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(g) Impact of New Accounting Standards and Interpretations

On January 1, 2009 the Company adopted an update to the Income Taxes Topic of the FASB ASC that clarified the recognition of uncertainty in income taxes, as well as provided guidance on measurement, derecognition, classification, interest and penalties, and other disclosures related to income taxes. In addition, entities are required to use a prescribed model for assessing the financial statement recognition and measurement of all tax positions taken or expected to be taken in its tax returns. Adoption of this update required no adjustment to the associated liability. As a result of the Plan’s past and current tax-exempt status, the Plan’s adoption of this update on January 1, 2009 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In May 2009, the Financial Accounting Standards Board (FASB) issued new standards which establish the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, the new standards set forth:

•

the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements (through the date that the financial statements are issued or are available to be issued);

•	the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in the financial statements; and

•	the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Plan adopted the new standards as of December 31, 2009. The Plan has evaluated subsequent events after the balance sheet date of December 31, 2009, through the time of filing with the SEC on June 29, 2010, which is the date the financial statements were issued.

In June 2009, the FASB established the FASB Accounting Standards Codification (Codification), which officially commenced on July 1, 2009, to become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. Generally, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered nonauthoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. All references to authoritative accounting literature are now referenced in accordance with the Codification.

10	(Continued)

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2009 and 2008

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2 and 3 of fair value measurements are defined in note 3 below. The Plan will adopt this new accounting standards update in the year ending December 31, 2010, except for the provisions of this update that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.

(3) Fair Value Measurements

U.S. GAAP for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan must use Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

Interest bearing cash, mutual funds and TOTAL S.A. ADS – These investments consists of publicly traded money market fund, mutual funds and common stock. The fair values are based on quoted market prices.

Common/collective trust fund – The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The fair value of the Plan’s holdings in this fund is based on the Plan’s proportionate ownership of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while management believes that the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

11	(Continued)

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2009:

	Fair value measurements using
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value measurement

Interest bearing cash	$1,397	—	—	1,397
Common collective trust fund	—	61,607,611	—	61,607,611

Mutual funds:
Large Cap Growth	13,891,577	—	—	13,891,577
Large Cap Blend	25,147,077	—	—	25,147,077
Large Cap Value	3,241,809	—	—	3,241,809
Mid Cap Blend	17,196,719	—	—	17,196,719
Mid Cap Value	3,712,327	—	—	3,712,327
Small Cap Value	2,414,464	—	—	2,414,464
Foreign	21,692,419	—	—	21,692,419
Diversified Emerging Mkts	29,194,390	—	—	29,194,390
Specialty	2,928,434	—	—	2,928,434
Bond/Managed Income	28,440,215	—	—	28,440,215
Blended Future Investments	37,175,587	—	—	37,175,587

Total mutual funds	185,035,018	—	—	185,035,018

TOTAL S.A. ADS	160,343,020	—	—	160,343,020

Total investments, at fair value	$345,379,435	61,607,611	—	406,987,046

12	(Continued)

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2008:

	Fair value measurements using
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value measurement

Interest bearing cash	$2,398	—	—	2,398
Common/collective trust fund	—	48,680,871	—	48,680,871
Mutual funds	124,183,661	—	—	124,183,661
TOTAL S.A. ADS	144,371,889	—	—	144,371,889

Total investments, at fair value	$268,557,948	48,680,871	—	317,238,819

(4) Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008 are as follows:

2009:
Vanguard Institutional Index Fund	$25,147,077
Fidelity Diversified International Fund	21,692,419
Oppenheimer Developing Markets Fund	29,194,390
Fidelity Managed Income Portfolio II (contract value $62,381,654)	61,607,611
TOTAL S.A. ADS	160,343,020

2008:
Vanguard Institutional Index Fund	$20,215,380
Fidelity Diversified International Fund	16,548,050
Fidelity Managed Income Portfolio II (contract value $50,656,359)	48,680,871
TOTAL S.A. ADS	144,371,889

(5) Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents 39% and 44% of total investments as of December 31, 2009 and 2008, respectively. TOTAL S.A. is an international integrated oil and gas and specialty chemical company, which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

13	(Continued)

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(6) Federal Income Taxes

The Plan has obtained from the Internal Revenue Service a determination letter dated February 5, 2010 indicating that the Plan qualifies under the provision of Section 401(a) of the Code and, accordingly, is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the letter; however, Plan management believes that the Plan is designed and continues to operate in accordance with the applicable provisions of the Code.

(7) Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$417,638,999	327,554,465
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(774,043)	(1,975,488)

Net assets available for benefits per the Form 5500	$416,864,956	325,578,977

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500:

	Year ended December 31
	2009	2008

Total investment income (loss) per the financial statements	$76,648,495	(123,069,109)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009 and 2008	(774,043)	(1,975,488)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008 and 2007	1,975,488	346,674

Total investment income (loss) per the Form 5500	$77,849,940	(124,697,923)

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(8) Related-Party Transactions

The Plan engaged in investment transactions with funds managed by Fidelity Investments, an affiliate of the trustee. In addition, the Plan invests in TOTAL S.A. ADS, which are shares and units of the parent company of the plan sponsor. These transactions qualify as related-party transactions and are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

14	(Continued)

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(9) Delinquent Participant Contributions

As reported on Schedule H, Line 4a – schedule of delinquent participant contributions for the year ended December 31, 2009, certain participant contributions were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting a nonexempt transaction between the Plan and the Company for the year ended December 31, 2009.

(10) Subsequent Events

Effective April 1, 2010, the Plan was amended to transfer employees of NUK, Inc. into the Jarden Plan. Contributions will no longer be made to the Plan for payroll periods beginning on or after March 29, 2010.

Effective January 1, 2010, Amdel employees participating in the Plan are now eligible to receive noncontributory contributions.

15

Schedule I

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2009

EIN# 75-0990403 Plan: 002

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction, including rate of interest	Amount on line 4(a)	Lost interest

TOTAL Petrochemicals USA, Inc.	Plan Sponsor	2009 employee pre-tax and contribution for one participant was not posted to his account	$240.39	9.16

TOTAL Petrochemicals USA, Inc.	Plan Sponsor	2009 employee pre tax and catchup contributions for two participants were not posted to the accounts	$1,226.04	$52.27

TOTAL Petrochemicals USA, Inc.	Plan Sponsor	2009 employee pre tax, contributions for nine employees were not posted timely	$1,619.89	$3.54

See accompanying report of independent registered public accounting firm.

Schedule II

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

EIN# 75-0990403 Plan: 002

Identity of issue/description	Current value

American Beacon Large Cap Value Fund	$3,241,809
American Beacon Small Cap Value Fund	1,739,620
American Funds American Balanced Fund	14,157,290
American Funds Growth Fund of America	7,736,822
CALAMOS Growth Fund-Class A	4,815,900
Fidelity Capital Appreciation Fund*	1,338,855
Fidelity Cash Reserves	1,397
Fidelity Diversified International Fund*	21,692,419
Fidelity Freedom 2000 Fund*	2,025
Fidelity Freedom 2010 Fund*	4,217,876
Fidelity Freedom 2020 Fund*	6,982,529
Fidelity Freedom 2030 Fund*	6,161,182
Fidelity Freedom 2040 Fund*	3,350,597
Fidelity Freedom 2050 Fund*	1,487,029
Fidelity Freedom Income Fund*	817,059
Fidelity Managed Income Portfolio II*	61,607,611
Hotchkis & Wiley Mid-Cap Value Fund	3,712,327
Oppenheimer Developing Markets Fund	29,194,390
PIMCO Total Return Fund	16,701,368
Royce Premier Institutional Fund	17,196,719
Royce Value Plus Fund	674,844
Third Avenue Real Estate Value Fund	2,928,434
Vanguard Institutional Index Fund	25,147,077
Vanguard Total Bond Market Institutional	11,738,847
TOTAL S.A. * – ADS	160,343,020
Participant loans*	8,557,677

$415,544,723

*	Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

Signature

The Plan. Pursuant to the requirements for the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TOTAL PETROCHEMICALS USA, INC.
CAPITAL ACCUMULATION PLAN

Dated: June 29, 2010	/S/ CAROLYN SANDERS
Carolyn Sanders, Vice President and Chairman, Administrative Committee

Index to Exhibit

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm